Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Resorts & Entertainment Announces

Change of Name from Melco Crown Entertainment and New Nasdaq Ticker Symbol

Macau, Wednesday, April 5, 2017 – Melco Resorts & Entertainment Limited (Nasdaq: MPEL) (“Melco Resorts” or the “Company” or “we”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today announced the change of its name from Melco Crown Entertainment Limited to its current new name, which took effect on March 29, 2017, as evidenced by a Certificate of Incorporation on Change of Name which the Company received today. The Company’s new website will be www.melco-resorts.com.

In conjunction with the name change, the Company’s Nasdaq ticker symbol will change from “MPEL” to “MLCO”, which is expected to be effective on or about April 6, 2017. The actual effective date of the new ticker symbol will be separately released by Nasdaq.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Melco Resorts & Entertainment Limited

Incorporated in the Cayman Islands with limited liability

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL - to be changed to MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Ross Dunwoody

Vice President, Development and Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-resorts.com

For media enquiries, please contact:

Maggie Ma

Chief Corporate Communications and Corporate Affairs Officer

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-resorts.com

Melco Resorts & Entertainment Limited

Incorporated in the Cayman Islands with limited liability